(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 1-16541 CUSIP NUMBER 7594310

For Period Ended: July 29, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REMEC, Inc.

Full Name of Registrant

Former Name if Applicable

3790 Via De La Valle, Suite 311

Address of Principal Executive Office (Street and Number)

Del Mar, California 92014

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare its consolidated financial statements and quarterly report on Form 10-Q for the fiscal quarter ended July 29, 2005 and such financial statements and quarterly report are substantially complete. However, the Registrant completed the sale of its ODU/TRX business unit on August 26, 2005, and the sale of selected assets of it Wireless Systems business on September 2, 2005. Substantial resources were required to complete these transactions, as well as prepare the required pro forma financial information related to these sales. As a result, Registrant’s management needs additional time to complete and review the consolidated financial statements and quarterly report on 10-Q for the quarter ended July 29, 2005. The Registrant expects to file its quarterly report on Form 10-Q for the quarter ended July 29, 2005 on September 12, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Winston Hickman (Name)	(858) (Area Code)	842-3690 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REMEC, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 9/7/2005	By:	/S/ Winston Hickman

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Form 12b-25 filed by REMEC, Inc. September 7, 2005

Part IV — Other Information

Attachment to Section (3)

REMEC has completed the sale of three businesses that were reported in its prior year Second Quarter financials as continuing operations. All three businesses will be reported as discontinued operations in the Company’s Fiscal 2006 second quarter ending July 29, 2005. These business units accounted for 39% of the Company’s second quarter fiscal 2005 sales. The business units are:

1.	Defense & Space, reported as a standalone business segment, had sales of $24.3 million in the second quarter of fiscal 2005. This business was sold on May 20, 2005.

2.	EMS, reported as part of our Wireless business segment, had sales of $14.9 million in the second quarter of fiscal 2005. This business was sold on July 1, 2005.

3.	ODU/TRX, reported as part of our Wireless business segment, had sales of $3.6 million in the second quarter of fiscal 2005. This business was sold on August 26, 2005.